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APPENDIX 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant's name into English)

#302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
(Address of principal executive office)

    [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F	/x/	Form 40-F	/ /]

    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /  No /x/

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        )]

[PEACE ARCH LOGO]

January 14, 2002
FOR IMMEDIATE RELEASE

PEACE ARCH COMPLETES REAL ESTATE DISPOSITION PROGRAM

PROCEEDS OF LATEST TRANSACTION ALLOW COMPANY TO
FURTHER REDUCE SUBORDINATED DEBT

Vancouver, B.C.—Peace Arch Entertainment Group Inc. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B"), a leading independent television production company in Canada, today announced that it has sold its remaining non-core real estate asset. This represents the third property sale by the Company since 1999, when it commenced its strategy of divesting non-core real estate assets.

The property, located in Vancouver, B.C., was sold for $4.7 million, with net proceeds to Peace Arch totaling $2 million. Peace Arch has granted a $1 million second mortgage to the purchaser and has applied the remaining $1 million in net proceeds to pay down subordinated debt. This most recent repayment, when combined with payments made in September, October and December 2001, has reduced Peace Arch's subordinated debt from $7.9 million to $3.5 million in less than 5 months. Further repayments are expected in the coming months.

"In September 1999, we began the process of selling our real estate assets, and in accordance with this plan, we have now completed the sale of all three properties—each at a profit," stated Juliet Jones, President and Chief Executive Officer of Peace Arch Entertainment Group. "We recently refinanced our subordinated debt with a relatively expensive bridge loan, and we have previously stated our intent to reduce and/or retire this debt as expeditiously as possible."

"Peace Arch has taken a three-year leaseback on the building," commented Garth Albright, Chief Financial Officer of the Company. "This will allow us to continue using the facilities, which are actively being used for production and post-production of our TV series."

Peace Arch Entertainment Group Inc. creates, develops, produces and distributes proprietary television programming for worldwide markets and is headquartered in Vancouver, British Columbia. Additional information on its award-winning television series, feature films and documentaries can be found on the Company's website at www.peacearch.com.

  This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For media inquires, please contact:	For investor inquiries, please contact:
Carole Appleby, Media Relations	RJ Falkner & Company, Inc.
Peace Arch Entertainment Group Inc.	Investor Relations Counsel
Tel: (604) 681-9308	Tel: (800) 377-9893
Email: cappleby@peacearch.com	Email: info@rjfalkner.com

PEACE ARCH ENTERTAINMENT GROUP INC.
Suite 500—56 East 2nd Avenue, Vancouver, BC Canada V5T 1B1
Tel: 604 681-9308 Fax: 604 681-3299 www.peacearch.com

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc. (Registrant)
Date January 14, 2002	By:	/s/ JULIET JONES (Signature)* Juliet Jones, CEO

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.  Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.  Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.  Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the

Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.  Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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FORM 6-K
PEACE ARCH COMPLETES REAL ESTATE DISPOSITION PROGRAM
SIGNATURES